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SEC FILE NUMBER
8-52947

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consilium Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street - Suite 504
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs Jr. 617-274-1706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Briggs Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consilium Partners LLC, as of February 25, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DEREK J. HURLEY
Notary Public
Commonwealth of Massachusetts
My Commission Expires July 29, 2027

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Assets:		
Cash	$	376,428
Accounts receivable		68,400
Due from members		10,883
Prepaid expenses		3,944
Property and equipment, net		13,171
Right of use asset, net		238,373
Total assets	$	711,199

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC
Statement of Financial Condition
December 31, 2020

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	4,283
Accrued expenses		18,150
Deferred revenue		47,548
Paycheck Protection Program loan		149,879
Lease liability payable		243,139
Total liabilities		462,999
Members' equity:		
Members' equity		248,200
Total liabilities and members' equity	$	711,199

See accompanying notes to financial statements.

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statement of Operations

Year ended December 31, 2020

Revenues:	
Success fees	$ 1,815,575
Advisory fees	594,202
Consulting fees	267,150
Reimbursed expenses	1,361
Interest income	55
Total revenues	2,678,343
Expenses:	
Guaranteed payments to members	2,022,351
General and administrative	658,044
Sales and marketing	21,789
Total expenses	2,702,184
Net loss	$ (23,841)

See accompanying notes to financial statements.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (23,841)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	7,642
Amortization of right of use asset	129,469
Changes in:	
Accounts receivable	(33,400)
Prepaid expenses	(3,944)
Accounts payable	(4,074)
Accrued expenses	3,069
Deferred revenue	47,548
Lease liability payable	(134,435)
Net cash used in operating activities	(11,966)
Cash flows from investing activities:	
Due from members	1,734
Net cash provided by investing activities	1,734
Cash flows from financing activities:	
Paycheck Protection Program loan	149,879
Distributions to members	(102,084)
Net cash provided by financing activities	47,795
Increase in cash	37,563
Cash at beginning of year	338,865
Cash at end of year	$ 376,428

See accompanying notes to financial statements.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC
Statement of Changes in Members' Equity
Year ended December 31, 2020

	Class A	Class C	Total
Members' equity, beginning of year	$ 367,821	$ 6,304	$ 374,125
Members' distribution	(101,550)	(534)	(102,084)
Net loss	(23,716)	(125)	(23,841)
Members' equity, end of year	$ 242,555	$ 5,645	$ 248,200

See accompanying notes to financial statements.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

Consilium Partners LLC
Schedule I
Computation of Net Capital, Aggregate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15c3-1 of the Securities & Exchange Commission
December 31, 2020

Aggregate Indebteness (per balance sheet)	$	462,999
Less Lease Liability		243,139
		219,860
Members' Equity (per balance sheet)	$	248,200
Adjustments to Net Capital		
Accounts Receivables net of allowance		68,400
Due from Members		10,883
Prepaid Expenses		3,944
Net property and equipment		13,171
FINRA Flex-Funding Account		1,065
Total Adjustments to Net Capital	$	97,463
Net Capital, as defined	$	150,737
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	14,665
Minimum Net Capital Required (greater of a. or b.)	$	14,665
Net Capital in excess of requirement	$	136,072
Ratio of aggregate indebtness to net capital		1.46 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhbit A of Rule 15c3-3

Consilium Partners LLC

Schedule II

Exemption Report Pursuant to SEC Rule 17a-5

Consilium Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Consilium Partners LLC

I, Richard D. Briggs Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Financial Officer

Date: February 25, 2021

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent year without exception. Consilium Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

Item (M)

Copy of the SIPC Supplemental Report

Consilium Partners LLC

Schedule of SIPC Assessments & Payments - 2020

SIPC – 7 payment for 2019 made 2/19/2020	$3,408
SIPC - 6 payment for first half of 2020 made 7/28/20	$3,408

Note – SIPC 6 payment was accidentally overpaid. Amount due for first half of 2020 was $782, but we picked up the incorrect amount when writing the check. The overpayment will be used to reduce the SIPC – 7 payment to be made in February.

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Consilium Partners LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(Not Applicable – No material inadequacies reported)

Consilium Partners LLC – 2020 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2020

TABLE OF CONTENTS

edelstein

Report of Independent Registered Public Accounting Firm

To the Members of Consilium Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Consilium Partners LLC as of December 31, 2020, and the related statements of operations, change in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Consilium Partners LLC's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consilium Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Consilium Partners LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I and II supplemental information has been subjected to audit procedures performed in conjunction with the audit of Consilium Partners LLC's financial statements. The supplemental information is the responsibility of Consilium Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity 17. C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

We have served as Consilium Partners LLC's auditor since 2016.

Boston, Massachusetts
February 25, 2021

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.